SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 4) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer) COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities) 43113X101
(CUSIP Number) Dang Yu (George) Pan Building A1, 68 Xinxia Street Pinghu, Longgang Shenzhen Guangdong 518111 People’s Republic of China Tel: 86-755-89686238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 43113X101	Page 2 of 10

1	NAMES OF REPORTING PERSONS Dang Yu (George) Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,112,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,112,008 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 3,132,911 shares of Common Stock held directly or indirectly by Mr. Dang Yu (George) Pan and 1,979,097 shares of Common Stock held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. Advance Pride International Limited, a British Virgin Islands company, is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Advance Pride International Limited directly holds 269,959 shares of Common Stock of the Issuer. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon a total of 15,621,409 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2018, and (ii) 61,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 3 of 10

1	NAMES OF REPORTING PERSONS Advance Pride International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,959 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,959 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON CO

(1) Advance Pride International Limited is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2018.

CUSIP No. 43113X101	Page 4 of 10

1	NAMES OF REPORTING PERSONS Wen Liang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,112,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,112,008 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,516,555 shares of Common Stock held directly or indirectly by Mr. Wen Liang Li and 3,595,453 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,621,409 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2018, and (ii) 61,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 5 of 10

1	NAMES OF REPORTING PERSONS Wen Wei Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,112,008 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,112,008 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 462,542 shares of Common Stock held directly or indirectly by Mr. Wen Wei Ma and 4,649,466 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,621,409 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2018, and (ii) 61,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 6 of 10

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being jointly filed by Dang Yu (George) Pan, Advance Pride International Limited, Wen Liang Li and Wen Wei Ma (collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by Dang Yu (George) Pan with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2018 and Amendment No. 3 to Schedule 13D filed with the SEC on June 5, 2018 (collectively, the "Schedule 13D"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows.

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter and the Consortium Agreement as described in Item 4 below. Each Reporting Person (other than Advance Pride) may be deemed to beneficially own the total of 5,112,008 shares of Common Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.” Each Reporting Person expressly disclaims beneficial ownership of any Common Stock directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Stock directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Dang Yu (George) Pan is an executive officer and director of the Issuer whose principal executive office is located at Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China. Mr. Pan is a citizen of the People’s Republic of China. The business address of Mr. Pan is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China.

Advance Pride is a British Virgin Islands company 100% owned by Mr. Pan. Mr. Pan is the sole director of Advance Pride. The principal business of Advance Pride is making investments in public and private companies. The address of the principal office of Advance Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Mr. Wen Liang Li is a director and the senior new energy scientist of the Issuer whose principal executive office is located at Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China. Mr. Li is a citizen of the People’s Republic of China. The business address of Mr. Li is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China.

Mr. Wen Wei Ma is a the senior manufacturing equipment specialist of the Issuer whose principal executive office is located at Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China. Mr. Ma is a citizen of the People’s Republic of China. The business address of Mr. Ma is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong 518111, People’s Republic of China.

(d) — (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 43113X101	Page 7 of 10

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows.

The information set forth in or incorporated by reference in Items 4 and 5 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 3.

No shares of Common Stock were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Amendment No. 4 and thus no funds were used by the Reporting Persons for such purpose.

The Reporting Persons anticipate that based on the price per share of Common Stock set forth in the Proposal Letter, approximately US$53.7 million will be expended in acquiring the shares of the Issuer not currently owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows.

The shares of Common Stock currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

On June 2, 2018, Mr. Dang Yu (George) Pan submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which was filed as Exhibit 7.02 to the Schedule 13D. In the Proposal Letter, Mr. Pan proposed to acquire (the “Acquisition”), through an acquisition vehicle to be formed by Mr. Pan, all of the outstanding shares of Common Stock that are not already directly or indirectly beneficially owned by Mr. Pan for cash consideration equal to US$4.80 per share of Common Stock to be funded by a combination of debt and equity capital arranged by Mr. Pan. It is anticipated Mr. Pan will roll over his equity interests in the Issuer to such acquisition vehicle. The Proposal Letter stated that Mr. Pan expects commitments for the debt financing, subject to terms and conditions set forth therein, to be in place when the definitive agreements for the Acquisition are executed. Mr. Pan also stated in the Proposal Letter that he is only interested in pursuing the Acquisition and does not intend to sell his stake in the Issuer to a third party. Mr. Pan expects to complete due diligence of the Issuer in parallel with discussions of the definitive agreements with respect to the Acquisition. The Proposal Letter constitutes only a preliminary indication of Mr. Pan’s interest, and does not constitute any binding commitment with respect to the Acquisition.

On March 13, 2019, Mr. Dang Yu (George) Pan, Mr. Wen Liang Li, Mr. Wen Wei Ma (collectively, the “Founders”), and Essence International Financial Holdings (Hong Kong) Limited (“Essence”, together with the Founders, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.03. Under the Consortium Agreement, the members of the Consortium agreed, among other things, to form a consortium to (i) participate in a transaction (the “Transaction”) to acquire the Issuer, which would result in a delisting of the Issuer from the Nasdaq Global Market and deregistering the Issuer under the Act, (ii) work exclusively with each other with respect to the Transaction for six months after the date of the Consortium Agreement, or nine months after the date of the Consortium Agreement if the Consortium is still in bona fide negotiation with the special committee of the board of directors of the Issuer on the Transaction following six months after the date of the Consortium Agreement (subject to certain exceptions and possible extension as set forth in the Consortium Agreement), (iii) cooperate with each other in connection with the Transaction, (iv) incorporate a holding company (“Holdco”) under the laws of the Cayman Islands and cause Holdco to incorporate a wholly-owned subsidiary of Holdco under the laws of the State of Delaware to be merged with and into the Issuer upon consummation of the Transaction, unless agreed otherwise, (v) vote, or cause to be voted, at every shareholder or stakeholder meeting all securities beneficially owned by such party and which have voting rights in favor of the Transaction and against any competing proposal or matter that would facilitate a competing proposal, (vi) contribute to Holdco all the Common Stock of the Issuer held by the Founders as set forth in the Consortium Agreement (subject to mutually agreed roll-over agreement to be entered into by each Founder), (vii) finance the cash needed for payment of the consideration in the Transaction through equity commitment letter to be delivered by Essence or its affiliate(s), subject to certain conditions provided in the Consortium Agreement, and (viii) allocate certain costs and expenses related to the Transaction. In addition, the members of the Consortium have agreed during the exclusivity period, among other things, not to (1) make a competing proposal or join with, or solicit, encourage, facilitate or invite any other person in the making of any competing proposal, or (2) acquire (other than pursuant to equity incentive plans of the Issuer) or dispose of any Common Stock or other securities of the Issuer (subject to certain exceptions set forth therein). The Founders have also irrevocably appointed Mr. Dang Yu (George) Pan as the representative (the “Founder Representative”) to act on behalf of the Founders in respect of all matters arising from or in connection with the Proposal Letter, the Transaction and the Consortium Agreement. Subject to the survival of certain provisions set forth in the Consortium Agreement, if Essence and the Founder Representative are unable to agree (after good faith endeavors to pursue the Transaction) upon the material terms of the Transaction or the shareholders’ agreement among the members of the Consortium, or with the special committee of the board of directors of the Issuer on the material terms of the Transaction which the special committee agrees to recommend to the public shareholders of the Issuer, then either Essence or the Founder Representative may cease the participation in the Transaction and the Consortium Agreement will terminate thereafter.

CUSIP No. 43113X101	Page 8 of 10

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Stock Market LLC (Nasdaq Global Market).

The descriptions of the Proposal Letter and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter and the Consortium Agreement, which have been filed as Exhibits 7.02 and 7.03 respectively and are incorporated herein by this reference.

None of the Issuer, any of the Reporting Persons or Essence is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the acquisition vehicle to be formed by the Consortium, and a change in the Issuer’s certificate of incorporation to reflect that the Issuer would become a privately held company. In addition, the Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangements for the Acquisition. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 4 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, Mr. Dang Yu (George) Pan beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons (other than Advance Pride), an aggregate of 3,132,911 shares of Common Stock, comprising (i) 2,862,952 shares of Common Stock, including 40,138 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Pan, and (ii) 269,959 shares of Common Stock indirectly held by Mr. Pan through Advance Pride, which Common Stock in (i) and (ii) collectively represent approximately 20.1% of the outstanding shares of Common Stock. Advance Pride, a British Virgin Islands company, is 100% owned by Mr. Pan, and Mr. Pan is the sole director of Advance Pride. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride in the Issuer. The above disclosure of percentage information was calculated based on a total of 15,599,796 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarterly period ended September 30, 2018, and (ii) 40,138 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Pan.

As of the date hereof, Advance Pride directly holds 269,959 shares of Common Stock, which represent approximately 1.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarterly period ended September 30, 2018.

CUSIP No. 43113X101	Page 9 of 10

As of the date hereof, Mr. Wen Liang Li beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 1,516,555 shares of Common Stock, including 15,438 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 9.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,575,096 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarterly period ended September 30, 2018, and (ii) 15,438 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Li.

As of the date hereof, Mr. Wen Wei Ma beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 462,542 shares of Common Stock, including 6,175 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 3.0% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,565,833 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarterly period ended September 30, 2018, and (ii) 6,175 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Ma.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons (other than Advance Pride) may be deemed, by reason of the Proposal Letter and the Consortium Agreement as described in Item 4 above, to beneficially own the total of 5,112,008 shares of Common Stock beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 32.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,621,409 shares of Common Stock, including (i) 15,559,658 shares of Common Stock issued and outstanding on November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarterly period ended September 30, 2018, and (ii) 61,751 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) The Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Items 6 is amended and restated as follows.

The information regarding the Proposal Letter and the Consortium Agreement under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01: Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

CUSIP No. 43113X101	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: March 15, 2019	/s/ Dang Yu (George) Pan
Dang Yu (George) Pan

Advance Pride International Limited

By:	/s/ Dang Yu (George) Pan
Name: Dang Yu (George) Pan
Title: Director

/s/ Wen Liang Li
Wen Liang Li

/s/ Wen Wei Ma
Wen Wei Ma

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 7.01: Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.